ASTON FUNDS
120 North LaSalle Street, 25th Floor
Chicago, Illinois 60602

March 31, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aston Funds (the “Registrant”) 1933 Act File No. 033-68666 1940 Act File No. 811-08004 Post-Effective Amendment No. 162

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the Registrant hereby requests that Post-Effective Amendment No. 162 under the 1933 Act (Amendment No. 164 under the Investment Company Act of 1940) to the Registration Statement on Form N-1A, which was filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(a) under the 1933 Act on February 12, 2015 (Accession No. 0001534424-15-000043) (the “Post-Effective Amendment”) to register shares of a new series of the Registrant, the ASTON/Pictet Premium Brands Fund (the “Series”), be withdrawn.

The Registrant is requesting that the Post-Effective Amendment be withdrawn because the Registrant no longer intends to offer securities of the Series at this time. No securities have been sold in connection with the Post-Effective Amendment.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Deborah B. Eades of Vedder Price P.C. at (312) 609-7661 or Jacob C. Tiedt of Vedder Price P.C. at (312) 609-7697.

Very truly yours,

ASTON FUNDS

By:	/s/ Stuart D. Bilton
Name:	Stuart D. Bilton
Title:	Chief Executive Officer and President